                                                                    Exhibit 99.1

[MCLEODUSA LOGO]
                                                                   PRESS RELEASE


McLeod, Inc.
221 Third Avenue, SE, Suite 500
Cedar Rapids, IA  52401
Press and Investor Contact:  Bryce E. Nemitz
Phone:  (319) 364-0000
FAX:    (319) 298-7767

FOR IMMEDIATE RELEASE

                    MCLEODUSA REPORTS FIRST QUARTER RESULTS

                    STRONG LINE SALES--UP OVER 300 PERCENT


     Cedar Rapids, IA, April 30, 1997--McLeod, Inc. (NASDAQ/NMS:MCLD), doing business as McLeodUSA, a provider of integrated telecommunications services, today reported first quarter results for 1997. Revenues were $35.7 million for the first quarter ended March 31, 1997, an increase of 186 percent compared to revenues of $12.5 million for the first quarter of 1996. Net loss for the quarter was $13.4 million or $(0.26) per share compared to a net loss of $4.3 million or $(0.12) per share for the first quarter of 1996. EBITDA loss for the quarter was $9.4 million compared with EBITDA loss of $3.1 million a year ago.

     "We are pleased with our 1997 first quarter growth compared to first quarter of 1996. However, we are even more pleased with our sales growth within the quarter," said Steve Gray, president and chief operating officer. He continued, "Our local line sales results have doubled. Sales for the quarter exceeded 22,000 lines, and because of this increase in sales, our backlog of lines to be installed in the U S West market grew from approximately 3,000 to 13,500. After McLeodUSA filed a report with the Iowa Utilities Board in March, U S West immediately committed to increase their order volume. Further, U S West agreed to process orders within the normal five-day interval, and if they fail to do so, they will make certain financial considerations. Since that agreement, U S West has steadily decreased the McLeodUSA backlog and is currently meeting our sales pace."

     Gray adds, "Contributing significantly to our sales figures for the quarter was our telemarketing initiative for PrimeLine(R) service, our residential product. We have now fully assimilated last summer's acquisition of Ruffalo, Cody, and refocused the efforts of a good portion of that sales force to sell our product. Although we have reduced revenues by $2 million from third party contracts, this sales force is now creating a recurring revenue stream. We were able to add 8 new PrimeLine markets and sold more than 11,000 residential lines in the first quarter of 1997."

     McLeodUSA now provides services from 227 U S West and Ameritech central offices serving 138 cities. Gray adds, "Our expansion into 90 additional central offices and the strengthening of our sales force in existing markets is key to market share growth. We added 6 new sales offices in 4 states during first quarter, including Illinois, Minnesota, North Dakota and Wisconsin. We now have nearly 400 people devoted to direct and telephone sales activities, and operate sales offices in 45 cities."

     "Our white and yellow page publishing subsidiary made significant progress in the quarter, growing its revenue total by 16% over the same quarter last year. Because of the cyclical nature of the publishing business, first quarter revenues were down by $700,000 from the previous quarter. McLeodUSA Publishing, now with a 350-person sales force, acquired 32 telephone directories in North Dakota and Indiana; distributed 1.2 million directories, of which nearly 700,000 carry the McLeodUSA name; and began publishing directories carrying an 8-page service guide highlighting the Company's products," reported Gray.

     Commenting on the quarterly revenue total of $35.7 million, Gray explains, "Our revenues nearly tripled over the same quarter a year ago. Our telecommunications business contributed $19.2 million, $14.2 million came from advertising sales in telephone directories, and $2.3 million from telemarketing sales."

     The $9.1 million increase in net loss can be primarily attributed to the Company's aggressive expansion plan. Included in this plan is the expansion of Bell central office operations, the opening of new sales offices, and costs related to the acquisitions completed in 1996. The development of the Company's business and the construction and expansion of its network require significant expenditures, a substantial portion of which is incurred before the realization of revenues.

     "First quarter also marked a financing milestone for the Company," stated Clark McLeod, chairman and chief executive officer. "We completed a private debt offering of $500 million, raising our financing total to nearly $1 billion in less than one year. The debt offering of 10 1/2% senior discounted notes due March 1, 2007, resulted in gross proceeds to the Company of $300 million. The significant achievement is not the dollar total, but the fact that we now have the funds in place to execute our current plan."

     "We accomplished a number of regulatory successes this quarter as well," adds Gray. "We received approval to provide local service in Colorado, and facilities-based service in Wisconsin. In North Dakota, the district court upheld the Public Service Commission's decision to prohibit Centrex withdrawal by U S West."

     Gray summarized the quarterly results saying, "Our market share growth by every measure is strong. The addition of central offices nearly tripled. Our expansion into additional sales cities is progressing well. And, we completed an additional 224 route miles of fiber optic network bringing our total to 2,576 route miles. Perhaps the most encouraging observation is the synergistic merging of our 1996 acquisitions. As mentioned, the telemarketing efforts in support of our PrimeLine sales are going very well, and the benefits of having our name, logo, color scheme and product information merchandised by our telephone directories is going better than we expected when we accomplished these acquisitions last summer."

     McLeod, Inc., founded in June of 1991, is a provider of integrated telecommunications services to businesses and residential customers. The Company's telecommunications customers are located primarily in Iowa, Illinois, Minnesota and Wisconsin. In 1997, we will print and distribute over 8 million telephone directories in 18 midwestern and Rocky Mountain states.

     The statements contained in this release are forward-looking statements that involve risks and uncertainties, including, but not limited to revision of expansion plans, availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the Company's business, changes in the competitive climate in which the Company operates and the emergence of future opportunities, all of which could cause McLeod, Inc.'s actual results and experiences to differ materially from anticipated results and expectations expressed in the forward-looking statements contained herein. These and other applicable risks are summarized under the caption "Business--Risk Factors" and elsewhere in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, which is filed with the Securities and Exchange Commission.

PrimeLine(R) is a registered trademark of McLeod, Inc.

                                     # # #

                         MCLEOD, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                   (In thousands except for per share data)

                                  (UNAUDITED)


                                                THREE MONTHS ENDED
                                                     MARCH 31,
                                                ------------------
                                                  1997       1996
                                                --------   -------
Revenue                                         $ 35,747   $12,488

Operating expenses:
  Cost of service                                 21,200     9,250
  Selling, general and administrative             23,985     6,345
  Depreciation and amortization                    4,122       969
  Other                                            1,608        --
                                                --------   -------
     TOTAL OPERATING EXPENSES                     50,915    16,564
                                                --------   -------
     OPERATING LOSS                              (15,168)   (4,076)
Non-operating income (expense):
  Interest income                                  4,253         1
  Interest (expense)                              (2,447)     (265)
  Other                                                7        --
                                                --------   -------
     TOTAL NON-OPERATING INCOME (EXPENSE)          1,813      (264)
                                                --------   -------
     LOSS BEFORE INCOME TAXES                    (13,355)   (4,340)
Income Taxes                                          --        --
                                                --------   -------
     NET LOSS                                   $(13,355)  $(4,340)
                                                ========   =======

Loss per common and common equivalent share     $  (0.26)  $ (0.12)
                                                ========   =======

Weighted average common and
  common equivalent shares outstanding            52,327    37,055
                                                ========   =======

EBITDA                                          $ (9,438)  $(3,107)
                                                ========   =======


                         MCLEOD, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                   (In thousands except for per share data)

                                  (UNAUDITED)

                                                          Three Months Ended
                                               ------------------------------------------
                                                6/30/96    9/30/96    12/31/96    3/31/97
                                               --------   --------   ---------   --------
Revenue                                        $ 13,918   $ 19,091   $  35,826   $ 35,747

Operating expenses:
  Cost of service                                 9,474     12,969      20,931     21,200
  Selling, general and administrative             7,631     11,650      20,418     23,985
  Depreciation and amortization                   1,604      2,161       3,751      4,122
  Other                                              --         --       2,380      1,608
                                               --------   --------   ---------   --------
      TOTAL OPERATING EXPENSES                   18,709     26,780      47,480     50,915
                                               --------   --------   ---------   --------
      OPERATING LOSS                             (4,791)    (7,689)    (11,654)   (15,168)
Non-operating income (expense):
  Interest income                                   503      2,899       2,630      4,253
  Interest (expense)                               (255)       (23)       (122)    (2,447)
  Other                                              --        278         218          7
                                               --------   --------   ---------   --------
      TOTAL NON-OPERATING INCOME (EXPENSE)          248      3,154       2,726      1,813
                                               --------   --------   ---------   --------
      LOSS BEFORE INCOME TAXES                   (4,543)    (4,535)     (8,928)   (13,355)
Income Taxes                                         --         --          --         --
                                               --------   --------   ---------   --------
      NET LOSS                                 $ (4,543)  $ (4,535)  $  (8,928)  $(13,355)
                                               ========   ========   =========   ========

Loss per common and common equivalent share    $  (0.11)  $  (0.10)  $   (0.18)  $  (0.26)
                                               ========   ========   =========   ========

Weighted average common and
 common equivalent shares outstanding            39,968     46,233      48,707     52,327
                                               ========   ========   =========   ========

EBITDA                                         $ (3,187)  $ (5,528)  $  (5,523)  $ (9,438)
                                               ========   ========   =========   ========


SELECTED STATISTICAL DATA:


                                                      1Q97 vs.             1Q97 vs.
                                                        1Q96                 4Q96
                                   3/31/97  3/31/96   % Change  12/31/96   % Change
                                   -------  -------   --------  --------   --------
Sales cities                            45       30        50%        39        15%
Central Offices in operation           227       72       215%       137        66%
Cities served                          138       46       200%       102        35%
Route miles                          2,576      434       494%     2,352        10%
Local lines                         77,228   41,268        87%    65,367        18%
  Business                          67,388   41,268        63%    61,505        10%
  Residential                        9,840       --        --      3,862       155%
Local line customers                22,610    9,156       147%    16,562        37%
  Business                          13,155    9,156        44%    12,064         9%
  Residential                        9,455       --        --      4,498       110%
Lines per business customer            5.1      4.5        13%       5.1        --
Lines sold                          22,642    5,440       316%    10,283       120%
  Business                          10,666    5,440       120%     6,863        75%
  Residential                       11,976       --        --      3,420       212%
Employees                            2,362      462       411%     2,077        14%